EXECUTION COPY
ASSET PURCHASE AGREEMENT

by and between

FREDERICK’S OF HOLLYWOOD GROUP INC.

[Seller]

and

DOLCE VITA INTIMATES LLC

[Purchaser]

DATED OCTOBER 27, 2010

i

ii

Section 8.6.	Public Disclosure	37
Section 8.7.	Expenses	37
Section 8.8.	Schedules	37
Section 8.9.	Governing Law; Jurisdiction; Waiver of Jury Trial.	37
Section 8.10.	Counterparts	38
Section 8.11.	Headings	38
Section 8.12.	No Strict Construction	38
Section 8.13.	Severability	38

iii

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement, dated October 27, 2010 (this “Agreement”), is made and entered into by and between Frederick’s of Hollywood Group Inc., a New York corporation (“Seller”), and Dolce Vita Intimates LLC, a New York limited liability company (“Purchaser”). Seller and Purchaser are herein referred to individually as a “Party” and collectively as the “Parties.” Capitalized terms used herein and not otherwise defined shall have the meanings set forth in Section 1.1 herein.

RECITALS

WHEREAS, Seller is engaged in the Business and owns the Purchased Assets (each as defined below); and

WHEREAS, the Parties desire that, at the Closing, Seller shall sell and transfer to Purchaser, and Purchaser shall purchase from Seller, all of the Purchased Assets and assume all of the Assumed Liabilities, upon the terms and subject to the conditions set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE I
Definitions and Terms

Section 1.1.    Defined Terms.  As used in this Agreement, the following terms shall have the meanings set forth or as referenced below:

“Adjusted Purchase Price” shall have the meaning set forth in Section 2.9.

“Affiliate” shall mean, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such Person; provided that, for the purposes of this definition, “control” (including with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreed Claims” shall have the meaning set forth in Section 7.2(c).

“Agreement” shall have the meaning set forth in the preamble.

“Allocation” shall have the meaning set forth in Section 2.7.

 “Assumed Contracts” shall have the meaning set forth in Section 2.1(b).

“Assumed Liabilities” shall have the meaning set forth in Section 2.3.

“Bill of Sale and Assignment and Assumption Agreement” shall have the meaning set forth in Section 2.8(a)(i).

“Books and Records” shall mean all written information, files, books, records, data, plans and recorded knowledge relating to the Business and the Hired Employees, excluding all human resources and accounts payable and general ledger information.

“Business” shall mean the entire wholesale division of Seller, including, but not limited to, the Movie Star, Sidney Bernstein and Cinejour divisions, consisting of the manufacture, distribution and sale at wholesale of ladies sleepwear, loungewear, lingerie, underwear, undergarments, nightwear and related accessories under various trademarks, tradenames and trade dress as conducted by Seller as of the date hereof.

“Business Day” shall mean any day other than a Saturday, a Sunday or a day on which banks in New York City are authorized or obligated by Law or executive order to close.

“Business Employee” shall mean each individual (or group of individuals) who, immediately prior to the Closing: (i) is an employee of Seller or an Affiliate of Seller and who primarily performs (or will, on commencing work, primarily perform) services on behalf of the Business or shall have been employed on the Closing Date; or (ii) shall have received an offer of employment with the Business from Seller or an Affiliate of Seller on or prior to the Closing Date, but shall have not yet commenced work as of the Closing Date.

“Cash and Cash Equivalents” shall mean cash, checks, money orders, certificates of deposit, Treasury Bills, marketable securities, short-term instruments and other cash equivalents, funds in time and demand deposits or similar accounts, and any evidence of Indebtedness issued or guaranteed by any Governmental Authority.

“Certificate” shall have the meaning set forth in Section 7.2(a).

“Change in Control” means a change in control of the Seller occurring after the Closing Date of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A (or in response to any similar item on any similar schedule or form) promulgated under the Exchange Act, whether or not the Seller is then subject to such reporting requirement; provided, however, that, without limitation, such a Change in Control shall be deemed to have occurred if after the Closing Date (i) any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than a person who is an officer or director of the Seller on the Closing Date (and any of such person’s affiliates), is or becomes “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act) directly or indirectly, of securities of the Seller representing 20% or more of the combined voting power of the then outstanding securities of the Seller without the prior approval of at least two-thirds of the members of the Seller’s Board of Directors in office immediately prior to such person attaining such percentage interest; (ii) the Seller is a party to a merger, consolidation, sale of assets or other reorganization, or a proxy contest, as a consequence of which members of the Board of Directors of the Seller in office immediately prior to such transaction or event constitute less than a majority of the Board of Directors thereafter; or (iii) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (including for this purpose any new director whose election or nomination for election by the Seller’s shareholders was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of such period) cease for any reason to constitute at least a majority of the Board of Directors.

“Cinejour” shall mean Cinejour Lingerie Inc., a Canadian wholly owned subsidiary of Seller.

“Cinejour Stock” shall have the meaning set forth in Section 2.1(p).

“Closing” shall mean the closing of the transactions contemplated by this Agreement pursuant to the terms and conditions of this Agreement.

“Closing Date” shall have the meaning set forth in Section 2.8.

“Closing Year” shall have the meaning set forth in Section 5.7(a).

“Code” shall mean the Internal Revenue Code of 1986, as amended from time to time.

“Collateral Source” shall have the meaning set forth in Section 7.4.

“Confidential Information” shall have the meaning set forth in Section 5.11.

 “Contest” shall mean any audit, court proceeding, or other dispute with respect to any Tax matter impacted or addressed by, or otherwise relevant to, this Agreement.

“Contract” shall mean any written note, bond, mortgage, indenture, guarantee, agreement, contract, sub-contract, lease, license or franchise agreement, including all amendments thereto (but does not include any employee benefit or health or welfare plan or arrangement).

“Copyrights” shall mean registered and unregistered copyrights and applications for registration, works of authorship, and mask work rights relating to goods sold bearing the Trademarks.

“Cost of Purchased Inventory” shall mean the cost reflected on the cost sheets maintained by the Seller.

“Cost of Paid In-Transit Inventory” shall mean of the cost of Purchased Inventory less waste and allowance (line 18 on cost sheet of the Purchaser, the form of which has been previously provided to the Purchaser) and miscellaneous hanging and handling charges (line 15 on cost sheet), to be adjusted for actual freight costs.

“Customer Charges” shall have the meaning set forth in Section 5.7(c).

“Customer Purchase Orders” shall have the meaning set forth in Section 2.1(e).

“Defective Goods” shall have the meaning set forth in Section 5.7.

“Dollars” and “$” shall each mean lawful money of the United States.

“Effective Time” shall have the meaning set forth in Section 2.8.

“Environmental Claim” means any claim, action, cause of action, investigation or notice (written or oral) by any person or entity alleging potential liability (including, without limitation, potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (a) the presence or release into the environment, of any Material of Environmental Concern at any location, whether or not owned or operated by Seller or (b) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.

“Environmental Law” shall mean any Law, Governmental Order or other requirement of Law for or related to the protection of human health or welfare or to the protection of the environment, or for the manufacture, use, transport, treatment, storage, disposal, release or threatened release of Materials of Environmental Concern.

“Equipment” shall have the meaning set forth in Section 2.1(a).

“Equipment Leases” shall have the meaning set forth in Section 2.1(a).

“Escrow Agent” shall mean Graubard Miller.

“Escrow Agreement” shall have the meaning set forth in Section 2.8(a)(iii).

“Escrow Amount” shall mean $250,000.00.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Excluded Assets” shall have the meaning set forth in Section 2.2(a).

 “Financial Statements” shall have the meaning set forth in Section 3.5.

“GAAP” shall mean generally accepted accounting principles in the United States.

“Governmental Authority” shall mean any instrumentality, subdivision, court, administrative agency, commission, official or other authority of any country, state, province, prefect, municipality, locality or other government or political subdivision thereof, or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority.

“Governmental Order” shall mean any order, writ, judgment, injunction, decree, stipulation, determination or award of any Governmental Authority.

“Hilco Lien” shall mean the liens granted by Seller and certain of its Subsidiaries pursuant to that certain Financing Agreement, dated as of July 30, 2010, by and among the Seller, certain of its Subsidiaries and Hilco Brands, LLC, and the related Security Agreement dated as of July 30, 2010, by and among Seller, certain of its Subsidiaries and Hilco Brands, LLC, each as amended and in effect from time to time and as the interests of the lenders thereunder may be assigned from time to time.

“Hired Employees” shall have the meaning set forth in Section 5.3(a).

“Indemnified Party” shall have the meaning set forth in Section 7.2(a).

“Indemnifying Party” shall have the meaning set forth in Section 7.2(a).

“Intangible Assets” shall mean all material intangible personal property rights used or arising in connection with the Business, including the phone numbers and fax numbers listed on Schedule 2.1(m), websites, domain names and email accounts of Hired Employees.

“Intellectual Property” shall mean any of the following: United States or foreign (i) Patents, (ii) Trademarks, (iii) Copyrights, and (iv) trade secrets and proprietary information not otherwise listed in (i) through (iii) above, including rights in the design of unpatented inventions, invention disclosures, confidential information, technical data, customer lists, computer software programs, databases, data collections, artwork, photography, archival material (including advertising materials, copy, commercials, catalogues, images and artwork, as well as brand books, samples and other material reflecting the heritage of the Business), and all other proprietary information relating to the Business.

“Intellectual Property Assignment Documents” shall mean trademark assignments, copyright assignments, patent assignments and assignments of general intangibles in forms reasonably acceptable to Purchaser, and any other documents requested by Purchaser reasonably necessary or desirable to document or effectuate the transfers contemplated hereunder and to record such transfers with the appropriate offices or registries, including without limitation any releases, powers of attorney, consents or other documents, in accordance with the law of the United States and the laws of foreign countries, as applicable, to vest or to reflect the vesting of all right, title and interest in the trademarks, copyrights, patents and other Transferred Intellectual Property in the Purchaser and to permit the Purchaser to effectuate the recordation thereof at the United States Patent and Trademark Office and with all applicable foreign offices, agencies, departments or authorities.

“Intellectual Property Contracts” shall mean Contracts pursuant to which Seller is a party or otherwise bound (i) granting or obtaining any right to use the Transferred Intellectual Property or (ii) restricting Seller’s right to use or register the Transferred Intellectual Property.

 “Inventory” shall mean any inventory, including goods, goods-in-transit, supplies, containers, packaging materials, raw materials necessary for, or relating to, unfilled orders, work-in-progress, finished goods, samples and other consumables of the Business.

“Inventory Date” shall mean a date mutually agreed upon by the Seller and Purchaser, which must be prior to the receipt of Inventory at the Purchaser’s New Jersey warehouse.

“Inventory Purchase Orders” shall have the meaning set forth in Section 2.1(c).

“IRS” shall mean the Internal Revenue Service of the United States of America.

“Knowledge” shall mean the actual knowledge of Seller and such knowledge as Seller should have had after reasonable investigation or inquiry.

“Laws” shall include any federal, state, territorial, foreign or local law, common law, statute, ordinance, rule, regulation or code of any Governmental Authority.

“Liabilities” shall mean any and all debts, liabilities and obligations whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured or determined or determinable.

“Liens” shall mean any lien, security interest, mortgage, encumbrance or charge of any kind.

“Listed Intellectual Property Agreements” shall have the meaning set forth in Section 3.10(a).

“Loss” or “Losses” shall mean any claims, actions, causes of action, judgments, awards, Liabilities, losses, costs or damages (including reasonable attorneys’ fees and expenses but excluding lost profits, lost revenues, lost opportunities and consequential, indirect, punitive and other special damages regardless of the legal theory) computed without deduction for any qualifiers for materiality or Material Adverse Effect.

“Madison Avenue Lease” shall have the meaning set forth in Section 2.2(a).

“Madison Avenue Showroom” shall have the meaning set forth in Section 2.2(a).

“Material Adverse Effect” or “Material Adverse Change” shall mean any circumstance, change or effect that has a material adverse effect on the Purchased Assets or on the financial condition or results of operations of the Business, other than any adverse circumstance, change or effect arising out of (i) changes, events or developments affecting generally the industries or markets in which the Business operates, (ii) changes in general economic or political conditions or the financing, currency or capital markets in general or changes in currency exchange rates or currency fluctuations, (iii) this Agreement or the consummation of the transactions contemplated hereby, or the announcement hereof or thereof or any action taken by a Party in accordance with this Agreement, (iv) the enactment, repeal or change in any Law, or any change in GAAP or any interpretation of any of the foregoing, (v) the announcement by Purchaser or any of its Affiliates of its plans or intentions (including in respect of employees) with respect to the Business, (vi) any natural disaster or any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof, or (vii) any action required to be taken under any Law or order or any existing Contract by which the Business or any of the Purchased Assets is bound. For purposes of this definition, “the enactment, repeal or change in any Law” shall mean the adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any Law, order, protocol, practice or measure or any other requirement of Law of or by any Governmental Authority that occurs subsequent to the date hereof.

“Material Contracts” shall have the meaning set forth in Section 3.15(a).

“Materials of Environmental Concern” means chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, radioactive materials, asbestos, petroleum and petroleum products.

“Occurrence” shall have the meaning set forth in Section 3.20(b).

“Paid In-Transit Inventory” means Inventory of the Business (other than Inventory included in the Warehouses) of which any part has been paid for by Seller as of the Closing Date  and which has been shipped by the manufacturer and not been received by a Warehouse.

“Parties” shall have the meaning set forth in the preamble of this Agreement.

“Party” shall have the meaning set forth in the preamble of this Agreement.

“Patents” shall mean patents, all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof, and applications therefor.

“Permit” shall mean each permit, certificate, license, consent, approval or authorization of any Governmental Authority.

“Person” shall mean an individual, a limited liability company, a joint venture, a corporation, a company, a partnership, an association, a trust, an estate, a division or operating group of any of the foregoing or any other entity or organization.

“Pomerantz” shall have the meaning set forth in Section 5.9(f).

 “Pomerantz Consulting Fee” shall have the meaning set forth in Section 5.9(f).

“Pre-Closing Accounts Receivables” shall have the meaning set forth in Section 2.2(a).

“Proceeding” shall have the meaning set forth in Section 8.9(b).

“Product Liability Lawsuits” shall have the meaning set forth in Section 3.20(a)(i).

“Products” shall have the meaning set forth in Section 3.20(a)(i).

“Purchase Price” shall have the meaning set forth in Section 2.6.

“Purchased Assets” shall have the meaning set forth in Section 2.1.

“Purchased Inventory” shall mean the Inventory of the Business which is located in the Warehouses as of the Closing Date and is specifically set forth on Schedule 2.1(c), subject to adjustment.  Purchased Inventory does not include any Paid In-Transit Inventory or Unpaid In-Transit Inventory.

“Purchaser” shall have the meaning set forth in the preamble of this Agreement.

“Purchaser Indemnitees” shall have the meaning set forth in Section 7.1(a).

“Purchaser’s Event of Breach” shall be and mean any one or more of the following: any material untruth or inaccuracy in any representation of the Purchaser or the breach of any warranty of the Purchaser contained in this Agreement, including, without limitation, any misrepresentation in, or omission from, any statement, certificate, schedule, exhibit, annex or other document furnished pursuant to this Agreement by the Purchaser.

“Required Disclosure” shall have the meaning set forth in Section 8.6.

“Retained Liabilities” shall have the meaning set forth in Section 2.4.

“Returned Goods” shall have the meaning set forth in Section 5.2.

“SEC” shall mean the United States Securities and Exchange Commission.

“Seller” shall have the meaning set forth in the preamble of this Agreement.

“Seller Indemnitees” shall have the meaning set forth in Section 7.1(b).

“Seller’s Event of Breach” shall be and mean any one or more of the following: any material untruth or inaccuracy in any representation of Seller (or Cinejour where appropriate) or the breach of any warranty of Seller (or Cinejour where appropriate) contained in this Agreement, including, without limitation, any misrepresentation in, or omission from, any statement, certificate, schedule, exhibit, annex or other document furnished pursuant to this Agreement by the Seller.

“Showroom Fee” shall have the meaning set forth in Section 5.5.

“Subsidiary” shall mean, with respect to any Person, (i) any corporation more than fifty percent (50%) of whose stock of any class or classes having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation (irrespective of whether or not at the time stock of any class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is owned by such Person directly or indirectly through one or more Subsidiaries of such Person and (ii) any partnership, association, joint venture or other entity in which such Person directly or indirectly through one or more Subsidiaries of such Person has more than a fifty percent (50%) equity interest.

“Tax Return” shall mean any report of Taxes due, any information return with respect to Taxes, or other similar report, statement, declaration or document required to be filed under the Code or other Laws in respect of Taxes, any amendment to any of the foregoing, any claim for refund of Taxes paid, and any attachments, amendments or supplements to any of the foregoing.

“Tax” or “Taxes” shall mean any federal, state, county, local, or foreign tax (including Transfer Taxes), charge, fee, levy, impost, duty, or other assessment, including income, gross receipts, excise, employment, sales, use, transfer, recording, license, payroll, franchise, severance, documentary, stamp, occupation, windfall profits, environmental, highway use, commercial rent, customs duty, capital stock, paid-up capital, profits, withholding, Social Security, single business, unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other tax or governmental fee of any kind whatsoever, imposed or required to be withheld by any Governmental Authority, including any estimated payments relating thereto, any interest, penalties, and additions imposed thereon or with respect thereto, and including liability for taxes of another person under Treas. Reg. Section 1.1502-6 or similar provision of state, local or foreign law, or as a transferee or successor, by contract or otherwise.

“Taxing Authority” shall mean any Governmental Authority having jurisdiction over the assessment, determination, collection, or other imposition of any Taxes.

“Third-Party Claim” shall have the meaning set forth in Section 7.3(a).

“Trademarks” shall mean registered and unregistered trademarks, trade names, design marks, service marks, service names, brand names, trade dress, logos, Internet domain names and corporate names and general intangibles of a like nature listed on Schedule 2.1(d) hereto, together with the goodwill associated with any of the foregoing, and all pending applications, registrations and renewals thereof, owned or used by the Seller in the Business.

“Transfer Taxes” shall have the meaning set forth in Section 6.1.

“Transferred Intellectual Property” shall have the meaning set forth in Section 2.1(d).

“Transition Period” shall have the meaning set forth in Section 5.9(b).

“Transitional Services” shall have the meaning set forth in Section 5.9(a).

“UCC Terminations” shall have the meaning set forth in Section 2.8(a)(iv).

“Unpaid In-Transit Inventory” means Inventory of the Business (other than Inventory at the Warehouses) of which no part has been paid for by Seller as of the Closing Date and which has been shipped by the manufacturer and not been received by a Warehouse..

“Warehouses” shall mean the Seller’s warehouses in Poplarville, Mississippi and Phoenix, Arizona.

“WARN” shall have the meaning set forth in Section 5.3(a).

“WARN Liabilities” shall have the meaning set forth in Section 5.3(a).

“Wells Fargo” shall mean Wells Fargo Retail Finance II, LLC.

“Wells Fargo Lien” shall mean all liens granted by Seller and certain of its Subsidiaries pursuant to that certain Amended and Restated Financing Agreement, dated as of January 28, 2008, by and among the Seller, certain of its Subsidiaries and Wells Fargo Retail Finance II, LLC, and the related Security Agreement among the parties thereto, each as amended and in effect from time to time and as the interests of the lenders thereunder may be assigned from time to time.

Section 1.2.        Construction.  In this Agreement, unless the context otherwise requires:

(a)        any reference in this Agreement to “writing” or comparable expressions includes a reference to facsimile transmission or comparable means of communication (but excluding e-mail communications);

(b)        words expressed in the singular number shall include the plural and vice versa, and words expressed in the masculine shall include the feminine and neuter genders and vice versa;

(c)         references to Articles, Sections, Exhibits, Schedules and Recitals are references to articles, sections, exhibits, schedules and recitals of this Agreement;

(d)         references to “day” or “days” are to calendar days;

(e)        references to this “Agreement” or any other agreement or document shall be construed as references to this Agreement or, as the case may be, such other agreement or document as the same may have been, or may from time to time be, amended or supplemented; and

(f)         “include,” “includes,” and “including” are deemed to be followed by “without limitation” whether or not they are in fact followed by such words or words of similar import.

Section 1.3.       Schedules and Exhibits.  The Schedules and Exhibits to this Agreement are incorporated into and form an integral part of this Agreement. If an Exhibit is a form of agreement, such agreement, when executed and delivered by the parties thereto, shall constitute a document independent of this Agreement.

ARTICLE II
Purchase and Sale

Section 2.1.     Purchase and Sale of the Purchased Assets.  Upon the terms and subject to the conditions set forth herein, at the Closing, Seller shall sell, convey, assign and transfer to Purchaser, and Purchaser shall purchase, acquire and accept from Seller, free and clear of all Liens, all of Seller’s right, title and interest in the following assets, properties and rights owned or held by Seller, in each case, relating primarily to the Business (collectively, the “Purchased Assets”), as the same may exist on the Closing Date:

(a)     the furniture, fixtures, equipment, computers, software, machinery and other office related materials owned or leased by Seller and used primarily in the Business, including those located in the Philippines (collectively, the “Equipment”, with the leases relating to any Equipment leased being referred to herein as the “Equipment Leases”), as specifically set forth and itemized on Schedule 2.1(a);

(b)     the Contracts relating to the Business (other than Contracts relating to the Excluded Assets) (collectively, the “Assumed Contracts”), each as specifically set forth on Schedule 2.1(b);

(c)     The (i) Purchased Inventory, as adjusted, as set forth on Schedule 2.1(c)(i), and (ii) the outstanding purchase orders with vendors relating to the Business that are specifically set forth on Schedule 2.1(c)(ii) (the “Inventory Purchase Orders”), which includes Paid In-Transit Inventory and Unpaid In-Transit Inventory;

(d)    all Trademarks, Copyrights, Patents and other Intellectual Property relating to the Business or otherwise used or utilized in the Business, including without limitation the Intellectual Property set forth in Schedule 2.1(d) and including all goodwill associated therewith, all slopers and patterns utilized in the Business, and all claims and rights to damages and profits by reason of infringement of any of the foregoing, in each case as they exist anywhere in the world (collectively, the “Transferred Intellectual Property”);

(e)     the outstanding purchase orders from customers of the Business that are specifically set forth on Schedule 2.1(e) (the “Customer Purchase Orders”);

(f)      transferable Permits owned, utilized, held or maintained by or licensed to Seller (subject to the terms of such Permits) relating directly and predominantly to the Purchased Assets;

(g)     all of Seller’s vendor names and numbers used in connection with customer orders related to the Business (to the extent permitted by the customers), all customer, vendor, supplier, contractor, and service-provider lists and contact information (including names, addresses, telephone and facsimile numbers, and e-mail addresses) to the extent relating to the Business, and all files to the extent relating to customers, vendors, suppliers, contractors or service-providers of the Business;

(h)     all claims, causes of action, defenses and rights of offset or counterclaim (at any time or in any manner arising or existing, whether choate or inchoate, known or unknown, contingent or noncontingent) relating to any of the Purchased Assets or Assumed Liabilities to be conveyed to and/or assumed by Purchaser as of the Closing Date;

(i)       the goodwill of the Business;

(j)       all advertising, marketing, sales and promotional materials relating to the Business;

(k)     all technology used or utilized in the Business, including all designs, methods, techniques, ideas, know-how, research and development, technical data, programs, materials, specifications, processes, inventions (patentable or unpatentable), creations, improvements, works of authorship and other similar materials, and all recordings, drawings, reports, analyses and writings, and other tangible embodiment of the foregoing, in any form whether or not specifically listed herein, and all related technology that is used in, incorporated in, embodied in, displayed by or relates to, or is used or is useful in, the design, development, reproduction, maintenance or modification of, any of the products developed, manufactured, marketed or sold by Seller, whether work in progress, pending application or in final form;

(l)     all rights and claims under any and all transferable warranties extended by suppliers, vendors, contractors, manufacturers and licensors in relation to any of the Purchased Inventory, Equipment, the Transferred Intellectual Property, any software and hardware assets relating thereto and any other Purchased Assets;

(m)   all Intangible Assets set forth on Schedule 2.1(m);

(n)    all Books and Records in the possession of Seller;

(o)    all samples produced or developed by Seller, all store bought samples, all showroom samples and the sample library; and

(p)    all outstanding shares of stock of Cinejour (the “Cinejour Stock”).

Section 2.2.    Excluded Assets of the Business.

(a)    It is understood and agreed that the only assets being acquired hereunder are the Purchased Assets and that the Seller is not selling, transferring, assigning or conveying any Excluded Assets. The term “Excluded Assets” means any asset or assets of Seller not set forth in Section 2.1 above or in Schedules 2.1(a), 2.1(b), 2.1(c), 2.1(d) or 2.1(e) hereto. For the avoidance of doubt, Excluded Assets include all (i) rights to the trademark “Real Shapes,” (ii) Cash and Cash Equivalents and investments and marketable securities of the Seller, including of Cinejour, (iii) accounts receivable of Seller, including those relating to the Business and Cinejour prior to the Closing Date (“Pre-Closing Accounts Receivables”), and (iv) rights and obligations under the lease for showroom space (the “Madison Avenue Showroom”) at 180 Madison Avenue, New York, New York (the “Madison Avenue Lease”), subject to the Purchaser’s rights under Section 5.5 of this Agreement.

(b)    After the Closing Date, Purchaser shall take all actions (or shall cause its Affiliates to take all actions) reasonably requested by Seller to effectuate the provisions of this Section 2.2, including the prompt return of any Excluded Assets and any other assets not relating directly and predominantly to the Business that are owned by Seller and are transferred inadvertently at Closing.

(c)    Schedule 2.2(c) lists all of the Pre-Closing Accounts Receivables. Any Pre-Closing Accounts Receivables paid to the Purchaser following the Closing Date shall be promptly paid by Purchaser to the Seller without setoff or deduction. Any accounts receivable of Purchaser paid to the Seller following the Closing Date shall be promptly paid by the Seller to the Purchaser without setoff or deduction.

Section 2.3.   Assumption of Certain Obligations of the Business.  It is expressly understood by the Parties that Purchaser is not assuming, and shall not be responsible for, in any manner whatsoever, any Liabilities of Seller (including those of Cinejour), except the following Liabilities of Seller specifically assumed by Purchaser under the terms of this Agreement: (i) the Equipment Leases to be assumed by Purchaser as specifically itemized on Schedule 2.1(a), but only with respect to those liabilities and obligations under such Equipment Leases accruing after the Closing Date; (ii) Assumed Contracts as specifically set forth in Schedule 2.1(b), but only with respect to those liabilities and obligations under such Assumed Contracts accruing after the Closing Date; (iii) the unfilled Inventory Purchase Orders existing as of the Closing Date; (iv) the unfilled Customer Purchase Orders existing as of the Closing Date; and (v) the obligations of Seller under the letters of credit set forth on Schedule 2.3; (all of the foregoing liabilities and obligations to be so assumed, satisfied or discharged being herein collectively called the “Assumed Liabilities”).

Section 2.4.    Retained Liabilities of the Business.  Notwithstanding any provision in this Agreement, or any schedule or exhibit hereto, and regardless of any disclosure to the Purchaser, except for the Assumed Liabilities, Purchaser shall not assume, and Seller shall retain and be fully responsible for, all Liabilities of the Seller (including those of Cinejour) relating to or arising out of the operation of the Business or the ownership of the Purchased Assets, as the case may be, prior to the Closing Date, whether accrued or fixed, known or unknown, liquidated or unliquidated, absolute or contingent, matured or unmatured, or determined or determinable as of the Closing Date (collectively, the “Retained Liabilities”).

Section 2.5.    Consents.  Notwithstanding anything to the contrary in this Agreement, to the extent agreed to by Purchaser at the Closing, there shall be excluded from the transactions contemplated by this Agreement any Equipment Lease, Intellectual Property Contract, Permit, Assumed Contract, Contract or right which is not assignable or transferable without the consent of any Person other than Seller or any Subsidiary of Seller or Purchaser, to the extent that such consent shall not have been given prior to the Closing; provided, however, that Seller shall have the continuing obligation after the Closing to use commercially reasonable efforts to obtain all necessary consents to the assignment or transfer thereof. Upon obtaining the requisite third party consents thereto, such Equipment Leases, Intellectual Property Contracts, Permits, Assumed Contracts, Contracts or rights, as the case may be, if otherwise includable in the Purchased Assets or the transactions contemplated hereby, shall promptly be transferred and assigned to Purchaser hereunder.  If any such consent shall not be obtained or if any attempted assignment would be ineffective or would impair Purchaser’s rights in and to the Purchased Assets, Seller shall, at Purchaser’s request, without charge, cooperate with Purchaser in any other reasonable arrangement designed to provide such benefits to Purchaser.  The Parties agree to sign any additional document as may reasonably be needed to effectuate the intent of this Section.  Nothing in this Section shall limit or affect the representations contained in Section 3.15(c).

Section 2.6.    Purchase Price.  Purchaser agrees to purchase the Purchased Assets and assume the Assumed Liabilities from Seller for an aggregate purchase price (“Purchase Price”) of $4,469,128, subject to adjustment after the Closing pursuant to Section 2.9, comprised of (i) $1,800,000, plus (ii) an additional amount of $2,669,128, which amount is equal to 100% of the Cost of the Purchased Inventory and the Cost of the Paid In-Transit Inventory as set forth on Schedule 2.1(c), subject to adjustment pursuant to Section 2.9. The Purchase Price shall be allocated as described in Section 2.7.  The Purchase Price shall be payable at Closing in full to Seller, subject to adjustment after the Closing pursuant to Section 2.9, as follows: (i) by delivery to the Escrow Agent of the Escrow Amount by wire transfer of immediately available funds to an account designated by the Escrow Agent on or prior to the Closing Date and (ii) by delivery to the Seller of an amount equal to $4,219,128 by wire transfer of immediately available funds to an account designated by Seller on or prior to the Closing Date provided that the delivery of such funds to such account shall satisfy Wells Fargo’s condition to releasing the Wells Fargo Lien.

Section 2.7.     Purchase Price Allocation.  Seller and Purchaser have agreed to the allocation of the Purchase Price as set forth on Schedule 2.7 (the “Allocation”).  Seller on the one hand and Purchaser on the other shall (a) be bound by the Allocation for purposes of determining any Taxes; (b) prepare and file, and cause its Affiliates to prepare and file, its Tax Returns on a basis consistent with the Allocation; and (c) take no position, and cause its Affiliates to take no position, inconsistent with the Allocation on any applicable Tax Return or in any proceeding before any Taxing Authority or otherwise. In the event that the Allocation is disputed by any Taxing Authority, the Party receiving notice of the dispute shall promptly notify the other Parties hereto, and Seller and Purchaser agree to use their commercially reasonable efforts to defend such Allocation in any audit or similar proceeding.

Section 2.8.    Closing.  The Closing shall take place simultaneously with the execution and delivery of this Agreement by the Parties on the date reflected in the Preamble to this Agreement (“Closing Date”). The Closing shall be deemed to occur and be effective as of 11:59 P.M. New York time on the day prior to the Closing Date (the “Effective Time”).  The Closing shall be held at the offices of Hahn & Hessen LLP, 488 Madison Avenue, New York, New York 10022.

(a)      Closing Deliveries of Seller.  Seller is delivering the following instruments, documents or certificates to Purchaser at Closing:

(i)      An original counterpart, duly executed by Seller, of a bill of sale and assignment and assumption agreement (“Bill of Sale and Assignment and Assumption Agreement”) sufficient to transfer to Purchaser valid and marketable title to all of the Purchased Assets, other than as provided in the Intellectual Property Assignment Documents;

(ii)     An original counterpart, duly executed by Seller, of any Intellectual Property Assignment Documents by which Seller transfers to Purchaser all of Seller’s rights and interest in and to the Transferred Intellectual Property;

(iii)    An original counterpart, duly executed by Seller, of an escrow agreement (the “Escrow Agreement”) pursuant to which the Escrow Amount shall be held by the Escrow Agent, to be held and disbursed as provided in Section 2.10 hereof and the terms of the Escrow Agreement;

(iv)    UCC Financing Statement Amendments to be filed on the date of Closing evidencing the termination of all Liens, including the Hilco Lien and the Wells Fargo Lien, (the “UCC Terminations”) with respect to the Purchased Assets; and

(v)      The resignations of the directors and officers of Cinejour.

(b)      Seller shall deliver the Purchased Assets to Purchaser at Seller’s facility in New York, the Warehouses or Seller’s facility in the Philippines, as the case may be.

(c)      Seller shall deliver the Cinejour Stock to Purchaser within three (3) Business Days from the Closing Date.  On the Closing Date, the directors and officers of Cinejour shall resign and  will be replaced by designees of Purchaser.

(d)         Closing Deliveries of Purchaser.  Purchaser is delivering the following instruments, documents or certificates to Seller at Closing:

(i)       The Purchase Price;

(ii)      The Showroom Fee;

(iii)      An original counterpart, duly executed by the Purchaser, of the Bill of Sale and Assignment and Assumption Agreement;

(iv)      An original counterpart, duly executed by the Purchaser, of any Intellectual Property Assignment Documents; and

(v)       An original counterpart, duly executed by the Purchaser, of the Escrow Agreement.

Section 2.9.        Adjustment to Purchase Price.    The portion of the Purchase Price paid for Purchased Inventory at the Closing is based on the information set forth in Schedule 2.1(c)(i) and shall be adjusted to reflect the actual amount of Purchased Inventory delivered to Purchaser at Closing.  The adjustment to the Purchase Price will be the unit difference between (i) the physical inventory to be taken on the Inventory Date at the Warehouses and (ii) the perpetual inventory on the Inventory Date, multiplied by the cost per unit on the Closing Date.

Section 2.10.      Escrow.  The Escrow Amount shall be held in escrow until January 10, 2011 with respect to (i) any adjustment to the Purchase Price pursuant to Section 2.9 and (ii) any indemnification claims by Purchaser pursuant to Section 7.1.  After January 10, 2011, if the amount held under the Escrow Agreement is greater than zero, the Escrow Agent shall distribute to Seller the balance of the Escrow minus the aggregate amount of all then outstanding claims under the Escrow Agreement; provided, that if the then-current aggregate amount of all then outstanding claims under the Escrow Agreement equals or exceeds the then-current balance held under the Escrow Agreement then no distribution to Seller shall be made until the then-current balance held under the Escrow Agreement exceeds the then-current aggregate amount of all then outstanding claims under the Escrow Agreement, at which time(s) such excess shall be distributed to Seller.

ARTICLE III
Representations and Warranties of Seller

Seller hereby represents and warrants to Purchaser as of the date hereof on behalf of itself and Cinejour where appropriate as follows:

Section 3.1.        Organization and Qualification; Books and Records.  Each of Seller and Cinejour is a company duly incorporated, validly existing and in good standing under the Laws of the jurisdiction of its incorporation. To Seller’s Knowledge, each of Seller and Cinejour has qualified to do business and is in good standing as a foreign corporation in all states where such qualification is necessary and has the corporate power and authority to own, lease, and operate its properties and assets and carry on the Business as such operations are now being conducted.  The Books and Records are all the books and records relating to the Business and either are contained in usable form on the Equipment delivered to Purchaser with the Purchased Assets at Closing or have been furnished to the Purchaser in printed form.

Section 3.2.        Corporate Authority; Binding Effect.

(a)       Seller has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery by Seller of this Agreement and each other document, agreement or instrument to be executed and delivered by Seller pursuant to this Agreement, and the performance by Seller of its obligations hereunder and thereunder, have been duly authorized by all requisite corporate action on the part of Seller.

(b)      This Agreement constitutes valid and binding obligations of Seller enforceable against Seller in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar Laws affecting creditors’ rights generally or by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law).

Section 3.3.      Non-Contravention.  The execution, delivery and performance of this Agreement by Seller, and the consummation of the transactions contemplated hereby, do not and will not: (i) violate any provision of the certificate of incorporation, bylaws or comparable organizational document, as amended, of Seller; (ii) materially violate any provision of any Law, or any order, judgment, decree or other restriction of any court or other Governmental Authority to which the Seller, the Purchased Assets or the Business is subject, (iii) subject to obtaining the consents referred to in Schedule 3.4, materially violate or conflict with, or result in a breach of or constitute (with due notice or lapse of time or both) a default under, or result in the termination of, or accelerate the performance required by, any contract, lease, loan agreement or other agreement or instrument to which any of the Purchased Assets or Business is subject; or (iv) result in the creation or imposition of any material Lien upon any of the Purchased Assets.

Section 3.4.      Consents or Permits.  Except as set forth in Schedule 3.4, the execution and delivery by Seller of this Agreement and the consummation of the transactions contemplated hereby and thereby and each other document, agreement or instrument to be executed and delivered by Seller pursuant to this Agreement and the consummation of the transactions contemplated hereby and thereby do not require any consents or Permits, except where the failure to obtain such consents or Permits would not reasonably be expected to have a Material Adverse Effect.

Section 3.5.      Financial Information.  (a)    Seller has provided Purchaser with true and complete copies of the audited balance sheets of the Seller as at July 31, 2010 and July 25, 2009, and the related statements of income as at and for the periods ended on such dates, together with the notes and schedules thereto. The financial statements described in this Section 3.5, including the notes and schedules thereto, are referred to herein collectively as the “Financial Statements.” The Financial Statements (i) have been prepared in accordance with GAAP, consistently with the accounting practices previously employed by the Seller (except as may be otherwise indicated in such financial statements or the notes thereto), (ii) present fairly the financial position, results of operations and cash flows of the Business as at the dates thereof and for the periods then ended, (iii) are complete, correct, and prepared in accordance with the books of account and records of the Seller, and (iv) can be reconciled with the financial records maintained and the accounting methods applied by Seller for federal income tax purposes.

(b)      Schedule 3.5 sets forth customer sales of Seller by volume for fiscal 2009, fiscal 2010 and fiscal 2011 through the Effective Time, which is true and complete in all material respects.

Section 3.6.      Absence of Certain Changes.  Since July 31, 2010 through the date hereof, except as set forth in Schedule 3.6 or Schedule 5.13, there has not been (i) any Material Adverse Change in the business, operations, properties, condition (financial or other) or prospects of the Business, taken as a whole, and no factor or condition exists and no event has occurred that would be likely to result in any such change, (ii) any material loss, damage, or other casualty to the Purchased Assets (other than any for which insurance awards have been received or guaranteed), or (iii) any loss of the employment, services or benefits of any Business Employee material to the Business. Since July 31, 2010, except as set forth in Schedule 3.6, the Seller has operated the Business in the ordinary course of business consistent with past practice and has not: (i) incurred or failed to pay or satisfy any material obligation or liability (whether accrued, contingent or otherwise) relating to the operations of the Business, except in the ordinary course of business consistent with past practice, (ii) incurred or failed to discharge or satisfy any Lien other than Liens arising in the ordinary course of business that do not, individually or in the aggregate, interfere with the use, operation, enjoyment or marketability of any of the Purchased Assets, all of which shall be released as of the Closing Date, (iii) sold, leased, assigned or transferred any of the material assets of the Business or canceled any debts or claims or waived any rights material to the Business relating to the operations of the Business, in either case except in the ordinary course of business, (iv) acquired (by merger, consolidation, acquisition of stock or assets or otherwise) any Person or division thereof pursuant to which it acquired any assets, right or properties used in the Business; (v) made any wage or salary increases, granted any bonuses or modified upwards any compensation arrangement with respect to any of the employees or independent contractors of the Business; (vi) other than this Agreement and the transactions contemplated hereby, entered into or amended any Contract with respect to the Business or otherwise took any action, or made any commitment, not in the ordinary and usual course of business and consistent with past practice; or (vii) entered into any transaction material to the Business, or materially amended or terminated any agreement material to the Business, except in the ordinary course of business consistent with past practice, or (viii) entered into any agreement or made any commitment to do any of the foregoing.

Section 3.7.      No Litigation.  Except as set forth in Schedule 3.7, as of the date hereof, there is no action, Governmental Order, suit, litigation, legal proceeding or arbitration outstanding, pending or, to the Knowledge of Seller, threatened in writing, relating to the Business which would reasonably be expected to have a Material Adverse Effect.

Section 3.8.        Compliance with Laws.  Except as to matters set forth in Schedule 3.8:

(i)        Seller is in compliance in all material respects with all Laws and Governmental Orders applicable to the ownership and operation of the Business, except to the extent that the failure to comply therewith would not reasonably be expected to have a Material Adverse Effect; and

(ii)       Seller possesses all Permits necessary for the conduct of the Business as it is currently conducted, except where the failure to possess any such Permit would not reasonably be expected to have a Material Adverse Effect.

Seller has not received notice of any material violation of any law, regulation, order or other legal requirement, nor is Seller in default with respect to any order, writ, judgment, award, injunction or decree of any national, state or local court or governmental or regulatory authority or arbitrator, domestic or foreign, applicable to the Business or the Purchased Assets.

Section 3.9.      Environmental Matters.  Except as set forth in Schedule 3.9: (i) the Business and the Purchased Assets are in compliance with all applicable Environmental Laws in all material respects; (ii) there are no Environmental Claims, proceedings, investigations or actions by any Governmental Authority or other Person pending or, to the Knowledge of Seller, threatened in writing in connection with the operation of the Business or the Purchased Assets, under any applicable Environmental Law which would reasonably be expected to have a Material Adverse Effect; and (iii) there are no past or present actions, activities, circumstances, conditions, events or incidents, including the release, emission, discharge, presence or disposal of any Material of Environmental Concern that would reasonably be expected to form the basis of any Environmental Claim against the Seller or the Purchaser with respect to the Business or the Purchased Assets.

Section 3.10.    Intellectual Property; Intangible Assets.  (a)  Schedule 2.1(d) sets forth a true and complete list and brief description of each item of Transferred Intellectual Property. Except as set forth on Schedule 2.1(d), Seller owns or has the irrevocable, royalty-free, unrestricted right to use pursuant to law, license, sublicense, Contract or permission, all of the Transferred Intellectual Property, including any Patent, Trademark, service mark and Copyright, necessary for the operation of the Business as presently conducted.  Each item of Transferred Intellectual Property owned or used by Seller prior to the date hereof will be owned or available for use by Purchaser on terms and conditions identical to those described on Schedule 2.1(d).  To its Knowledge, Seller, in the conduct of the Business, has not interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of any Person, and Seller has not ever received any charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation, including any claim that Seller must license or refrain from using any Intellectual Property rights of any Person.  To the Knowledge of Seller, no Person has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any of the Transferred Intellectual Property. Seller has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.  Except as would not, individually or in the aggregate, have a Material Adverse Effect, or as set forth on Schedule 3.10(a), Seller (a) has not licensed or granted to any Person rights of any nature to use any of the Transferred Intellectual property, (b) does not pay, or is not obligated to pay, royalties to any Person for use of any Transferred Intellectual property, and (c) is not otherwise a party to, or bound by, any oral or written Contract with regard to any Transferred Intellectual Property (the “Listed Intellectual Property Agreements”).  A true and complete copy of each of the written Listed Intellectual Property Agreements and a true and complete summary of each of any oral Listed Intellectual Property Agreements has been delivered to Purchaser or its counsel. Seller has in all material respects performed all obligations required to be performed by it to date under all of the Listed Intellectual Property Agreements, is not in default in any material respect under any of the Listed Intellectual Property Agreements and has received no notice of any dispute, default or alleged default thereunder which has not heretofore been cured or which notice has not heretofore been withdrawn.  To the Knowledge of Seller, there is no material default under any of the Listed Intellectual Property Agreements by any other party thereto or by any other Person bound thereunder.  Each of the Listed Intellectual Property Agreements either (i) is freely assignable to Purchaser, or (ii) requires the consent of a licensor prior to assignment and such consent has been obtained as of the date hereof or will be obtained as of the Closing Date.

(b)      Schedule 2.1(m) attached hereto sets forth a list of all Intangible Assets utilized by Seller in the Business and described thereon. Each of the Intangible Assets is valid and in good standing, is not currently being challenged, and is not involved in any pending or, to the Knowledge of Seller, threatened administrative or judicial proceeding which could have a Material Adverse Effect on the Business, and does not conflict with any material rights of any other Person.

(c)       All of Seller’s vendor names used in connection with customer orders related to the Business are included in the Transferred Intellectual Property.

Section 3.11.     Tax Matters.  All Tax Returns required to be filed by the Seller prior to or on the Closing Date in respect of the Business have been filed, and the Seller has paid, accrued or otherwise adequately reserved for the payment of all Taxes required to be paid by it in respect of the periods covered by such returns and has adequately reserved for the payment of all Taxes with respect to periods ended on or before the Closing Date for which Tax Returns have not yet been filed. The Seller has withheld and paid over all Taxes which the Seller is obligated to withhold from amounts paid or owing to any Business Employee, independent contractor, stockholder, creditor or other third party. All Taxes of the Seller in respect of the Business have been paid or adequately provided for and the Seller knows of no proposed additional tax assessment against the Seller not adequately reserved for in the Financial Statements. There are no material Liens on any of the assets of the Seller that arose in connection with any failure (or alleged failure) to pay any Tax other than Liens for Taxes not yet due.

Section 3.12.     Operation of the Business; Sufficiency of Purchased Assets.  No part of the Business is operated by or through any Person other than the Seller. The Seller has good and marketable title to all of the Purchased Assets and, at the Closing, the Purchaser will acquire good and marketable title to all of the Purchased Assets, free and clear of all claims, Liens and objections or equities of any kind, including, without limitation, the Hilco Lien and the Wells Fargo Lien. The Purchased Assets comprise all material assets and services required for the continued conduct of the Business by the Purchaser as now being conducted. None of the Purchased Assets is subject to any restriction with regard to transferability which will not have been satisfied on or before Closing other than as disclosed on Schedule 3.12 hereto. Except as set forth on Schedule 3.12, no Person other than Seller owns any property or rights, tangible or intangible, used in or related, directly or indirectly, to the Business. The Purchased Assets are adequate for the purpose for which such assets are currently used or are held for use, are in good repair and operating condition (subject to normal wear and tear), and there are no facts or conditions affecting the Purchased Assets which could, individually or in the aggregate, interfere with the use or operation thereof as currently used or operated, or their adequacy for such use.

Section 3.13.    Inventory.  All goods in the Purchased Inventory and, upon receipt at the Warehouses, the Paid In-Transit Inventory and the Unpaid In-Transit Inventory (i) are in good and merchantable condition, free of defects in material and workmanship, and usable and salable in the ordinary course of business, (ii) have been manufactured in accordance with all applicable federal, state, provincial, local, and municipal Laws (whether United States Laws or otherwise), including, without limitation, all customs requirements and country of origin regulations, all environmental laws and regulations, all laws and regulations relating to health and safety (e.g., flammability-related laws and regulations), all laws and regulations relating to the disclosure of information to consumers, truth-in-advertising and fiber content labeling laws and regulations, and all standards and guidelines established by any recognized industry or trade organizations relating to human rights and labor standards and (iii) have been fully paid for and are not subject to any claims by the vendor thereof or for freight, customs or other charges, except as would not, individually or in the aggregate, have a Material Adverse Effect.  Seller has provided to Purchaser, for Purchaser’s review and audit, true and correct copies of Seller’s cost sheets concerning the inventory pricing of the Purchased Inventory.

Section 3.14.    Equipment.  Schedule 2.1(a) sets forth a complete and correct list of each item of Seller’s Equipment, indicating whether each item is owned or leased by Seller. Seller has good title, free and clear of all claims, Liens, title defects and objections or equities of any kind to the Equipment, except with respect to items of Equipment which are leased from third parties or pursuant to the Hilco Lien and the Wells Fargo Lien (which shall be released on or before the Closing). Seller holds good and transferable leaseholds in all of the Equipment leased by the Seller, in each case under a valid and enforceable Equipment Lease. Seller is not in material default with respect to any item of Equipment purported to be leased by the Seller, and, to the Knowledge of Seller, no event has occurred that constitutes or with due notice or lapse of time, or both, may constitute a material default under any Equipment Lease.

Section 3.15.     Contracts.

(a)       Schedule 3.15(a) and, in the case of Customer Purchase Orders and Inventory Purchase Orders, Schedules 2.1(c) and 2.1(e) respectively, set forth a true and complete list of all of Seller’s contracts, agreements and other instruments and arrangements (whether written or oral) by which any of the Purchased Assets is bound or affected in any material respect, or to which the Seller is a party or by which the Seller is bound, in connection with the Business or the Purchased Assets (the “Material Contracts”), including, but not limited to: (i) the Equipment Leases; (ii) employment, consulting, collective bargaining or other similar arrangements relating to or for the benefit of current, future or former employees, agents, and independent contractors or consultants; (iii) brokerage or finder’s agreements; (iv) contracts involving a sharing of profits or expenses; (v) acquisition or divestiture agreements; (vi) service agreements, manufacturer’s representative, license or distributorship agreements; (vii) arrangements limiting or restraining it with respect to the Business from engaging or competing in any lines of business or with any Person; (viii) documents granting a power of attorney; (ix) the Customer Purchase Orders and Inventory Purchase Orders; and (x) any other agreements or arrangements that are material to the Business.

(b)      All of the Material Contracts are in full force and effect and are valid, binding and enforceable against the parties thereto in accordance with their terms. The Seller and, to its Knowledge, each other party to the Material Contracts, has performed all obligations required to be performed by it to date under, and is not in default or delinquent in performance, status or any other respect (claimed or actual) in connection with, the Material Contracts, and no event has occurred which, with due notice or lapse of time or both, would constitute such a .default. The enforceability of the Material Contracts will not be affected in any manner by the execution, delivery and performance of this Agreement. The Seller has delivered to the Purchaser or its representatives true and complete originals or copies of all of the Material Contracts.

(c)      Except as set forth in Schedule 3.15(c), the transfer and assignment of any Material Contract to Purchaser hereunder does not require any consents, waivers, authorizations or approvals of, or filings with, any third party.

(d)      Schedule 3.15(d) sets forth a list of markdowns, allowances, discounts and credits approved by the Seller through the Closing Date and not yet taken by the customer.

(e)      Schedule 2.1(c)(ii) attached hereto sets forth a true and complete list and description of all of the purchase orders with vendors related to the Business that are outstanding on the date hereof. All Inventory Purchase Orders are for goods associated with Customer Purchase Orders or customer projections that have been provided to Purchaser.  To the Knowledge of the Seller, all goods that are subject to Inventory Purchase Orders have been classified properly for customs purposes.

(f)       Schedule 2.1(e) attached hereto sets forth a true and complete list and description of all of the purchase orders from customers of the Business that are outstanding on the date hereof.

Section 3.16.     Labor Matters.

(a)      The Seller has paid and discharged all of its Liabilities arising under ERISA or the Code of a character which, if unpaid or unperformed, would result in the imposition of a Lien against the Purchased Assets or the Business;

(b)      The Seller is not a party to, or bound by, any material collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization relating to the Business Employees;

(c)      The Seller is not the subject of any material proceeding asserting that it has committed an unfair labor practice or sex, age, race or other discrimination or seeking to compel it to bargain with any labor organization as to wages or conditions of employment relating to the Business Employees;

(d)      There are no material current or, to the Knowledge of the Seller, threatened organizational activities or demands for recognition by a labor organization seeking to represent the Business Employees and no such activities have occurred during the past 12 months;

(e)      No material grievance, arbitration, litigation or complaint or, to the Knowledge of the Seller, investigations relating to labor or employment matters is pending or, to the Knowledge of the Seller, threatened against the Seller relating to the Business Employees;

(f)       The Seller has complied and is in compliance in all material respects with all applicable laws (domestic and foreign), agreements, contracts, and policies relating to employment, employment practices, wages, hours, and terms and conditions of employment with respect to the Business Employees and, to the Knowledge of Seller, is not engaged in any material unfair labor practice as determined by the National Labor Relations Board (or any foreign equivalent) relating to the Business Employees;

(g)      The Seller has complied in all material respects with its payment obligations to all Business Employees in respect of all wages, salaries, commissions, bonuses, benefits and other compensation due and payable to such employees under any agreement, plan, program or any statute or other law; and

(h)      Other than as previously disclosed to the Purchaser, no disciplinary actions have been taken by the Seller with respect to any of the Hired Employees.

Section 3.17.    Brokers.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee, commission or expenses in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller, except Avalon Group Ltd., which broker shall be paid by Seller pursuant to separate agreement.

Section 3.18.    Suppliers.  Schedule 3.18 attached hereto lists (i) the names and addresses of the ten (10) largest suppliers of Seller with respect to the Business for the fiscal years 2009, 2010 and 2011 through October 26, 2010, together with the approximate total dollar amount of purchases by Seller from each such supplier during each such period and (ii) the total balance currently due to such suppliers from Seller.  Since September 25, 2010, there has been no Material Adverse Change in the business relationship of Seller with any supplier named on Schedule 3.18 as a going forward vendor.  Seller has not knowingly breached any agreement with, or engaged in any fraudulent conduct with respect to, any supplier of Seller or any Subsidiary.

Section 3.19.     Customers.  (a)  Schedule 3.19 attached hereto lists the names of the ten (10) largest customers of Seller with respect to the Business for the fiscal years 2009, 2010 and 2011 through October 26, 2010, together with the approximate amount for which each such customer was invoiced during each such year and period, and all amounts written off by Seller with respect to each such customer during each such year and period.  To Seller’s Knowledge, since September 25, 2010, there has been no Material Adverse Change in the business relationship of Seller with any customer named on Schedule 3.19.  Seller has not knowingly breached any agreement with, or engaged in any fraudulent conduct with respect to, any customer of Seller or any Subsidiary.

(b)       No customer of the Business is entitled to any rebate based upon sales and/or purchase volume achieved.  Except as set forth on Schedule 3.19(b), no supplier of the Business is entitled to any rebate.

(c)      The Seller has no warranty obligations with respect to the Products.  Except as set forth on Schedule 3.19, Seller has made no agreements with manufacturers or customers of the Business regarding margin support.

Section 3.20.    Products Liability.  (a) (i) Except as set forth on Schedule 3.20, there is no notice, demand, claim, action, suit, inquiry, hearing, proceeding, notice of violation or investigation of a civil, criminal or administrative nature before any Governmental Authority, domestic or foreign, against or involving any products manufactured, produced, distributed or sold by or on behalf of Seller in connection with or related to the Business (including any parts or components) (collectively, “Products”), or class of claims or lawsuits involving the same Product which is pending or, to the Knowledge of Seller, threatened, resulting from an alleged defect in design, manufacture, materials or workmanship of any Product, or any alleged failure to warn, or from any breach of express or implied warranties or representations (collectively, “Product Liability Lawsuits”); (ii) to the Knowledge of Seller, there has not been any Occurrence (as hereinafter defined); and (iii) there has not been, nor is there under consideration or investigation by Seller any recall or any Product rework or retrofit conducted by or on behalf of Seller.

(b)      For purposes of this Section 3.20, the term “Occurrence” shall mean any accident, happening or event which takes place at any time which is caused or allegedly caused by any alleged hazard or alleged defect in manufacture, design, materials or workmanship including any alleged failure to warn or any breach of express or implied warranties or representations with respect to, or any such accident, happening or event otherwise involving, any Product that is likely to result in a claim or loss.  Notwithstanding the above, an Occurrence shall not include any return of a Product by a retailer for alleged defect in manufacture, design, materials or workmanship which results in a refund of the invoice price or credit.

Section 3.21.    Permits.   Schedule 3.21 attached hereto sets forth a true and complete list of all Permits held by Seller relating to the Business.  Seller has all Permits required to carry on the Business as presently conducted and to offer and sell its services and goods.  All such Permits are in full force and effect, and, to the Knowledge of Seller, no suspension or cancellation of any of such Permits is threatened. Seller is in compliance in all material respects with all requirements, standards and procedures of the entities which have issued such Permits.

Section 3.22.     Insurance.  Seller has insurance policies that are adequate to cover the liabilities associated with the Business in accordance with normal industry practice.

Section 3.23.     Capital Stock of Cinejour.  All of the outstanding shares of capital stock or voting securities of or other equity interests in Cinejour (x) are duly authorized, validly issued, fully paid and non-assessable and were not issued in contravention of any preemptive rights, rights of first refusal or first offer or similar rights and (y) are owned beneficially and of record by the Seller, free and clear of any Liens.   Cinejour does not own any shares of capital stock or voting securities of or other equity interests in any other Person.  There are no outstanding (i) securities of Cinejour convertible into or exercisable or exchangeable for shares of capital stock or voting securities of or other equity interests in any other entity or (ii) options, warrants or stock appreciation, phantom stock, preemptive or other rights or agreements, commitments or understandings of any kind, including rights of first refusal or first offer, to acquire from the Seller or Cinejour, or other obligation of the Seller or Cinejour to issue, transfer or sell any capital stock or voting securities of or other equity interests in or securities convertible into or exercisable or exchangeable for capital stock or voting securities of or other equity interests in Cinejour.  There are no outstanding obligations of the Seller or Cinejour to repurchase, redeem or otherwise acquire any securities of the nature described in clauses (i) or (ii).

ARTICLE IV
Representations and Warranties of Purchaser

Section 4.1.      Organization and Qualification.  Purchaser is a limited liability company duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization.

Section 4.2.      Corporate Authority.

(a)       Purchaser has all requisite corporate or other power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery by Purchaser of this Agreement and each other document, agreement or instrument to be executed and delivered by Purchaser pursuant to this Agreement, and the performance by Purchaser of its obligations hereunder and thereunder, have been duly authorized by all requisite corporate action on the part of Purchaser.

(b)      This Agreement constitutes valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar Laws affecting creditors’ rights generally or by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law).

Section 4.3.      Non-Contravention.  The execution, delivery and performance by Purchaser of this Agreement, and the consummation of the transactions contemplated hereby, do not and will not: (i) violate any provision of the organizational documents of Purchaser; (ii) materially violate any provision of any Law, or any order, judgment, decree or other restriction of any court or other Governmental Authority to which the Purchaser is subject; or (iii) materially violate or conflict with, or result in a breach of or constitute (with due notice or lapse of time or both) a default under, or result in the termination of, or accelerate the performance required by, any contract, lease, loan agreement or other agreement or instrument to which the Purchaser is subject.

Section 4.4.      Third-Party Approvals.  The execution, delivery and performance by Purchaser of this Agreement and each other document, agreement or instrument to be executed and delivered by Purchaser pursuant to this Agreement, and the transactions contemplated hereby and thereby, do not require any consents, waivers, authorizations or approvals of, or filings with, any third party which have not been obtained or effected by Purchaser.

Section 4.5.      Brokers.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee, commission or expenses in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser, except Coview Capital, Inc., which broker shall be paid by Purchaser pursuant to separate agreement.

Section 4.6.          Litigation.  There is no material action, suit, litigation, arbitration, prosecution, Contest, hearing, inquiry, inquest, audit, examination or investigation pending or, to the best knowledge of Purchaser, threatened, in any jurisdiction which seeks to restrain or enjoin the consummation of the transactions contemplated by this Agreement.

ARTICLE V
Covenants and Additional Agreements

Section 5.1.           Further Assurances.

(a)           Upon the request of the Purchaser at any time after the Closing Date, the Seller shall forthwith (i) execute and deliver, without any payment by the Purchaser, such further instruments of assignment, transfer, conveyance, endorsement, direction or authorization and other documents as the Purchaser or its counsel may reasonably request to perfect title of the Purchaser and its successors and assigns to the Purchased Assets or otherwise to effectuate the purposes of this Agreement, and (ii) take all other actions (or shall cause its Affiliates to take all actions) reasonably requested by Seller to effectuate the transfer of the Purchased Assets, including the prompt delivery of any Purchased Assets that inadvertently were not transferred at Closing.

(b)           Subject to the terms and conditions set forth in this Agreement, the Seller shall use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable consistent with applicable law to consummate and make effective in the most expeditious manner practicable the transactions contemplated hereby.

(c)           Seller and Purchaser agree that they will use their joint best efforts following the Closing to cooperate to provide written notice to Business customers and vendors of the transaction contemplated by this Agreement and facilitate the transition of the Business from Seller to Purchaser in all respects as provided for in this Agreement. In furtherance and not in limitation of the foregoing, the Seller will cooperate with Purchaser in notifying all vendors that are parties to Inventory Purchase Orders to ship the goods that are subject to such Inventory Purchase Orders as directed by Seller (unless the goods are in-transit to the Warehouses on the Closing Date).

(d)           Seller and Purchaser will cooperate with each other in connection with the preparation of any press releases or any required filings with the SEC.

Section 5.2.          Trade Identity; Change of Assumed Business Name.  Seller agrees that from and after the Closing, the Purchaser shall have the sole and exclusive right to use and exploit the Transferred Intellectual Property in connection with the operation of the Business. Effective not later than the Closing Date, Seller shall change, and shall cause its Affiliates and Subsidiaries to change, any assumed business names it uses or they use in any jurisdiction in connection with the operation of the Business to a name not including any name which shall be confusingly similar to any of the Transferred Intellectual Property (or any variants or derivatives thereof), and as Purchaser shall reasonably approve. Seller, at the request of Purchaser, shall take such further action as may be necessary or appropriate to enable Purchaser, effective on the Closing Date, to use any of the trade identity embodied in the Transferred Intellectual Property.

Section 5.3.           Employee Matters.

(a)           Purchaser has offered employment to those individuals reflected in Schedule 5.3(a). Seller shall cooperate with all reasonable requests made by Purchaser for the purpose of facilitating Purchaser’s hiring of such employees. For purposes of this Agreement, “Hired Employees” shall mean all Business Employees of Seller to whom employment is offered by Purchaser as provided above and who accept employment with Purchaser. Seller shall be responsible for giving any notices required under the Worker Adjustment and Retraining Notification Act (“WARN”) to Business Employees who are terminated on or prior to the Closing, and who do not immediately become Hired Employees. Seller shall be responsible for all obligations and liabilities under WARN and each similar state law with respect to employees by reason of their severance or other termination of employment by Seller on, prior to or following the date hereof or the failure by Purchaser to hire any such employees on Closing (collectively, the “WARN Liabilities”).

(b)           Seller shall be responsible for the payment of all wages, health and welfare benefits, other remuneration and termination or severance amounts due to the Business Employees up to the date of Closing.  Purchaser shall bear the cost of health insurance for Hired Employees commencing on November 1, 2010.  Seller shall pay to each Hired Employee an amount equal to all vacation time that such Hired Employee has accrued and not used as of the Closing Date.  Seller shall indemnify and hold Purchaser harmless from and against any claims that arise, result from, or relate in any way to any or all employment practices, decisions, actions, or proceedings undertaken by Seller prior to or on the Closing Date in connection with Business Employees, including without limitation any and all claims that arise out of, result from, or relate to (i) collective bargaining agreements, (ii) employee benefit plans, (iii) any other matters arising out of the employment of people in connection with the operation of the Business, such as workers’ compensation, wage and hour, safety and health, employment discrimination, unfunded pension liability for vested and non-vested employees, vacation accruals, and the like, and (iv) any liability incurred by Purchaser by reason of Seller’s failure, through any act or omission of Seller prior to or on the Closing Date, to comply with the requirements of COBRA with respect to any “qualified beneficiary” (as defined in COBRA).

(c)           Nothing herein expressed or implied shall confer upon any Business Employee, or other employee or former employee of the Seller or legal representatives thereof, any rights or remedies including, without limitation, any right to employment or continued employment for any specified period, of any nature or kind whatsoever, or any right to specific terms or conditions of employment (including rate of pay, fringe benefits or position) under or by reason of this Agreement.

Section 5.4.           [Intentionally Omitted]

Section 5.5.           Madison Avenue Showroom.  Seller shall make, and Purchaser requests Seller to make, the Madison Avenue Showroom available to Purchaser for its use until December 31, 2010. Purchaser shall pay Seller on the Closing Date a fee of $16,000 for such use (the “Showroom Fee”).

Section 5.6.           Defective In-Transit Inventory.  In the event that any Paid In-Transit Inventory or Unpaid In-Transit Inventory shipped to Purchaser is mutually determined by the Seller and Purchaser not to be first quality saleable merchandise, then Seller will reimburse Purchaser for what Purchaser paid for the merchandise within thirty (30) days of receipt of notice related thereto. Purchaser shall use commercially reasonable efforts to sell any such defective merchandise.  Purchaser will promptly pay to Seller the net proceeds from such sale.

Section 5.7.           Customer Charges/Credits.  (a)         In the event that any customer (i) makes claims to Purchaser for discounts, credits, allowances or markdowns set forth on Schedule 3.15(d), or (ii) returns goods shipped by Seller within one hundred eighty (180) days prior to the Closing Date and mutually determined by the Seller and Purchaser to be defective (“Defective Goods” and collectively, “Customer Charges”), Purchaser shall give Seller prompt notice of such Customer Charges and Seller shall reimburse Purchaser for any such amounts within thirty (30) days of receipt of such notice.

(b)           Purchaser shall use commercially reasonable efforts to sell any Defective Goods that are returned.  Purchaser will promptly pay to Seller the net proceeds from such sale.

Section 5.8.           Power of Attorney.  Without limitation of any provision of this Agreement, effective upon the date hereof, Seller constitutes and appoints Purchaser and its successors and assigns, and each of them, as its true and lawful attorney, with full power of substitution, in their own names or in the name of Seller, but for its own benefit and at its own expense, (i) to institute and prosecute all proceedings which any of them may deem proper in order to collect, assert or enforce any claim, right or title of any kind in or to the Purchased Assets, and to do all such acts and things in relation thereto as any of them shall deem advisable, and (ii) to take all actions which they may deem proper in order to provide for them the benefits under any claims, Assumed Contracts, Permits, Inventory Purchase Orders, Customer Purchase Orders, or other documents or instruments transferred or intended to be transferred to Purchaser hereunder.  Seller acknowledges that the foregoing powers are coupled with an interest and are not revocable in any manner or for any reason.

Section 5.9.           Transitional Services.

(a)           Seller agrees that it will provide transitional services (the “Transitional Services”) to Purchaser, with regard to Purchaser’s sale and distribution of the Purchased Inventory, as provided herein.  A detailed list and description of such Transitional Services is set forth in Schedule 5.9 hereto. By way of explanation, but not limitation, such Transitional Services shall include, upon the Closing, certain services in connection with the provision of customer service and the distribution of goods. The procedures addressing the Transitional Services are set forth on Schedule 5.9.

(b)           Seller shall provide the Transitional Services for a period to be determined by Purchaser, but in no event after November 30, 2010, unless the parties mutually agree to a later date (the “Transition Period”).

(c)           Purchaser shall bear all reasonable documented expenses relating to the services requested by Purchaser in connection with providing Transitional Services and reimburse the Seller on a weekly basis within three (3) business days of receiving the invoice from Seller related thereto. Purchaser will pay for all direct expenses for Seller’s Warehouse in Mississippi, except that the cost of the Warehouse manager’s salary shall be split equally between the Purchaser and Seller.

(d)           Seller and Purchaser agree to share information and provide each other access to their respective systems, on a confidential basis, to the extent necessary to allow Seller to perform the Transitional Services.  In furtherance and not in limitation of the foregoing, Seller shall cooperate with Purchaser in the transfer from Seller to Purchaser of data related to the Business that is reasonably available. Purchaser shall maintain its MIS systems in place and continue to employ MIS personnel to the extent necessary for Seller to provide the Transitional Services during the Transition Period and in order to provide data to Purchaser regarding the post-Closing operation of the Business.

(e)           Seller shall make its offices at 1115 Broadway, New York, New York, available to Purchaser until November 30, 2010 in connection with the provision of Transitional Services.

(f)            Seller shall make the services of Saul Pomerantz (“Pomerantz”) available to Purchaser for a period of six (6) months following the Closing Date to assist in the provision of Transitional Services to Purchaser, as well as to provide additional consulting services to Purchaser.  Purchaser shall pay Seller a fee of $100,000 for such services (the “Pomerantz Consulting Fee”), provided that at or promptly after Closing Pomerantz executes a confidentiality agreement with Purchaser in form and substance satisfactory to Purchaser, payable in six equal monthly installments commencing on November 1, 2010.  In the event that Pomerantz does not perform such consulting services for Purchaser, Purchaser shall so advise Seller in writing and shall have no obligation to pay any monthly installments of the Pomerantz Consulting Fee after the date such notice is delivered. In the event Pomerantz ceases to perform services for Purchaser prior to the end of a month, Seller shall refund to Purchaser a pro rata portion of the monthly installment of the Pomerantz Consulting Fee for such month.

Section 5.10.         Non-compete.  For a period of three (3) years after the Closing Date, Seller will not source product from any supplier set forth on Schedule 5.10.  For a period of one (1) year after the Closing Date, Seller will not sell products to the customers set forth on Schedule 5.10, except in connection with (i) license agreements, (ii) joint venture agreements, (iii) transactions outside of the United States and Canada or (iv) any transaction following a Change in Control.

Section 5.11.         Confidentiality.  (a)  Following the Closing, Seller agrees to, and agrees to cause its directors, officers and employees who have access to information concerning the Purchased Assets and the Business as it relates to the Purchased Assets to, (i) maintain the confidentiality of all such information included in the Books and Records and any confidential information or proprietary information related to the Purchased Assets (collectively, the “Confidential Information”), in each case, being transferred herewith to Purchaser, and (ii) not  use such Confidential Information for any purpose other than defending against any third party claims relating to the Business, in each case except (w) as may be required by law, rule, regulation, judgment or order to be disclosed, in which case Purchaser shall be permitted to seek confidential treatment for such disclosed Confidential Information except to the extent that notice of any such proceedings is not capable of being given to Purchaser, (x) for such information that is or becomes generally available to the public other than as a result of a disclosure by Seller or Seller’s directors, officers, employees, Affiliates, representatives (including attorneys, accountants, consultants, bankers and financial and other advisors) or agents in violation of this Section 5.11, (y) as is necessary to prepare Tax returns, or (z) as is necessary for Seller to prepare financial statements.

(b)           Within thirty (30) days following a written request therefor from Purchaser, Seller will, and will cause its Affiliates and personnel to, destroy or deliver to Purchaser all Confidential Information of Purchaser, except to the extent and for such period that Seller, its Affiliates or personnel are prohibited from doing so by subpoena, process, government statute, rule or regulation or the order of any judicial or administrative body.  The Parties recognize that it may not be possible to destroy separately or completely materials that have been stored or transmitted electronically within the above thirty (30) day time period and that destruction of such material shall be made to the extent practicable and in accordance with Seller’s ongoing records retention procedures.  If requested by Purchaser, the fact of any such destruction shall be certified to Purchaser in writing by an officer of Seller.

(c)           Seller agrees to provide a list of all Persons who reviewed Confidential Information within the six month period ending on the Closing Date relating to the sale of the Business under confidentiality or similar agreements and Seller will cooperate with Purchaser in enforcing rights under such agreements.

Section 5.12.         Non-Solicitation.  For a period of three (3) years following the Closing Date, Seller will not, without the prior written consent of Purchaser, hire or solicit the employment (as employee, consultant or agent) of any Hired Employee (“Non-Solicitation Obligation”); provided that the foregoing (i) shall not restrict general solicitations of employment through advertisements or other means that are not directed specifically at such Hired Employees and (ii) shall not restrict hiring or retention of any such Hired Employee who has been terminated by Purchaser or has voluntarily terminated employment by Purchaser.

Section 5.13.         Air Freight.  Seller acknowledges that the goods identified on Schedule 5.13 are late in delivery from the manufacturer overseas. Seller hereby agrees to pay all airfreight charges in connection with the shipment of such goods from such manufacturer through November 12, 2010, and represents that such airfreight charges are not and shall not be reflected in the cost of such goods.

Section 5.14.         Customs.  In the event that any Paid In-Transit Inventory or Unpaid In-Transit Inventory has not been classified properly for customs purposes, Seller shall reimburse the Purchaser for any additional amounts required to be paid.

Section 5.15.         Paid In-Transit Inventory.  Purchaser, upon delivery of Paid In-Transit Inventory to the Warehouses, shall reimburse the Seller for the Cost of Paid In-Transit Inventory within three (3) days of delivery thereof to the Warehouses.

Section 5.16.        Letters of Credit.  Purchaser shall indemnify Seller if any letter of credit is paid by Seller after the Closing Date and shall reimburse Seller for any amounts paid within 72 hours.  The above referenced letters of credit are for goods associated with Customer Purchase Orders or customer projections that have been provided to Purchaser.

ARTICLE VI
Tax Matters

Section 6.1.           Taxes.  Purchaser shall timely pay any and all sales, use, transfer, transfer gains or similar Taxes (“Transfer Taxes”) which result from the transfer of the Equipment pursuant to this Agreement, and shall prepare and file any related Tax Returns required to be filed in connection with the payment of such Transfer Taxes on a timely basis.

Section 6.2.           Cooperation on Tax Matters.

(a)           Seller and Purchaser agree to furnish or cause to be furnished to each other, as promptly as practicable, such information and assistance relating to the Business as is reasonably necessary for the preparation and filing of any return, claim for refund or other required or optional filings relating to Tax matters, for the preparation for and proof of facts during any tax audit, for the preparation for any Tax protest, for the prosecution or defense of any suit or other proceeding relating to Tax matters and for the answer to any governmental or regulatory inquiry relating to Tax matters.

(b)           Purchaser agrees to retain possession of all accounting, business, financial and Tax records and information (i) relating to the Business in existence on the Closing Date and transferred to Purchaser hereunder and (ii) coming into existence after the Closing Date which relate to the Business prior to or on the Closing Date, for a period not less than six (6) years from the Closing Date.  In addition, from and after the Closing Date, Purchaser agrees that it will not unreasonably withhold access by the Seller and its attorneys, accountants and other representatives (after reasonable notice and during normal business hours and with reasonable charge), to such Books and Records relating to the Business in existence on the Closing Date and transferred to Purchaser hereunder as the Seller may reasonably deem necessary to properly prepare for, file, prove, answer, prosecute and/or defend any such Tax return, filing, audit, protest, claim, suit, inquiry or other proceeding.

Section 6.3.           Proration of Personal Property Taxes.  Personal property Taxes and assessments on the Purchased Assets shall be prorated between Purchaser and Seller as of the Closing Date. All such prorations shall be allocated so that items relating to time periods ending on or prior to the Closing Date shall be allocated to the Seller and items relating to time periods beginning after the Closing Date shall be allocated to Purchaser. The amount of all such prorations shall be settled and paid on the Closing Date, provided that final payments with respect to prorations that are not able to be calculated as of the Closing Date shall be calculated and paid as soon as practicable thereafter.

Section 6.4.           Resale or Other Exemption Certificates.  At the Closing (or within such reasonable time thereafter as may be necessary to perfect the resale or other exemption benefits), Purchaser shall deliver to Seller fully completed and executed resale exemption certificates or other applicable exemption certificates for all states and localities identified by Seller in Schedule 6.4 as jurisdictions in which Purchased Inventory is to be transferred. To the extent any jurisdiction refuses to accept any resale exemption certificate or other applicable exemption certificate provided by Purchaser, Seller and Purchaser agree that any Transfer Taxes (and related interest and penalty) assessed by such jurisdiction shall be borne by the Purchaser.

Section 6.5.           Bulk Sales.  Seller shall comply with the requirements of any bulk sales statute which may be applicable in any jurisdiction in which Purchased Inventory is to be transferred, and shall provide Purchaser with evidence of compliance thereof.

ARTICLE VII
Indemnification

Section 7.1.           Indemnification.

(a)           Notwithstanding the Closing or the delivery of the Purchased Assets and regardless of any investigation at any time made by or on behalf of the Purchaser or of any knowledge or information that the Purchaser may have, the Seller shall indemnify and fully defend, save and hold the Purchaser, any Affiliate of the Purchaser and their respective directors, officers, employees, agents and attorneys (the “Purchaser Indemnitees”), harmless if any Purchaser Indemnitee shall at any time or from time to time suffer any Losses arising out of or resulting from, or shall pay or become obliged to pay any sum on account of, any of the following:

(i)           Seller’s Event of Breach;

(ii)          any failure of Seller duly to perform or observe any term, provision, covenant, agreement or condition contained in this Agreement on the part of the Seller to be performed or observed;

(iii)         all general liability claims arising out of or relating to occurrences of any nature relating to the Business prior to or on the Closing Date which are not included in the Assumed Liabilities, whether prior to, on or after the Closing Date, or any claim or cause of action by any party against any Purchaser Indemnitee with respect to the Retained Liabilities;

(iv)         all Customer Charges within one hundred eighty (180) days after the Closing Date with respect to goods shipped or purchased by Seller prior to the Closing;

(v)          non-compliance by Seller with any applicable bulk sales or fraudulent transfer laws; and

(vi)         any Product Liability Claims (whether known or unknown) asserted against Purchaser arising out of Product sold by Seller prior to Closing Date.

(b)           Notwithstanding the Closing or the delivery of the Purchased Assets, the Purchaser shall indemnify and fully defend, save and hold the Seller, any Affiliate of any Seller, and their respective directors, officers, members, employees, agents and attorneys (the “Seller Indemnitees”), harmless if any Seller Indemnitee shall at any time or from time to time suffer any Losses arising out of or resulting from, or shall pay or become obligated to pay any sum on account of, any of the following:

(i)           Purchaser’s Event of Breach;

(ii)          any failure of the Purchaser duly to perform or observe any term, provision, covenant, agreement or condition contained in this Agreement on the part of the Purchaser to be performed or observed; and

(iii)         any claim or cause of action by any party against any Seller Indemnitee with respect to Assumed Liabilities.

Section 7.2.           Indemnification Procedure.

(a)           Promptly after the incurrence of any Losses by a Party pursuant to Section 7.1 hereof (an “Indemnified Party”), including any claim by a third party described in Section 7.3, which might give rise to indemnification hereunder, the Indemnified Party shall deliver to the other Party (the “Indemnifying Party”) a certificate (the “Certificate”), which Certificate shall:

(i)           state that the Indemnified Party has paid or anticipates it will incur Losses for which such Indemnified Party is entitled to indemnification pursuant to this Agreement; and

(ii)          specify in reasonable detail (and have annexed thereto all supporting documentation, including any correspondence in connection with any Third-Party Claim and paid invoices for claimed Losses) each individual item of Loss included in the amount so stated, the date such item was paid or accrued, the basis for any anticipated liability and the nature of the misrepresentation, breach of warranty, breach of covenant or claim to which each such item is related and the computation of the amount to which such Indemnified Party claims to be entitled hereunder.

(b)           In the event that the Indemnifying Party shall object to the indemnification of an Indemnified Party in respect of any claim or claims specified in any Certificate, the Indemnifying Party shall, within forty-five (45) days after receipt by the Indemnifying Party of such Certificate, deliver to the Indemnified Party a notice of objection to such effect, specifying in reasonable detail the basis for such objection, and the Indemnifying Party and the Indemnified Party shall, within the sixty (60) day period beginning on the date of receipt by the Indemnified Party of such objection, attempt to agree upon the rights of the respective Parties with respect to each of such claims to which the Indemnifying Party shall have so objected. If the Indemnified Party and the Indemnifying Party shall succeed in reaching agreement on their respective rights with respect to any of such claims, the Indemnified Party and the Indemnifying Party shall promptly prepare and sign a memorandum setting forth such agreement. Should the Indemnified Party and the Indemnifying Party be unable to agree as to any particular item or items or amount or amounts within such time period, then the Indemnified Party and the Indemnifying Party shall submit such dispute to a court of competent jurisdiction as set forth in Section 8.9.

(c)           Claims for Losses specified in any Certificate to which an Indemnifying Party shall not object in writing within forty-five (45) days of receipt of such Certificate, claims for Losses covered by a memorandum of agreement of the nature described in Section 7.2(b), and claims for Losses the validity and amount of which have been the subject of judicial determination as described in Section 7.2(b), or shall have been settled with the consent of the Indemnifying Party as described in Section 7.3, are hereinafter referred to, collectively, as “Agreed Claims.” Subject to Section 7.2(d) below, within ten (10) Business Days of the determination of the amount of any Agreed Claim, the Indemnifying Party shall pay to the Indemnified Party an amount equal to the Agreed Claim by wire transfer in immediately available funds to the bank account or accounts designated by the Indemnified Party in a notice to the Indemnifying Party not less than two (2) Business Days prior to such payment.

(d)           If a Purchaser Indemnitee is entitled to indemnification under this Agreement, Purchaser shall collect the amount for such claim from the Escrow Amount and Seller as follows:  first, by submitting a claim therefor against the Escrow Amount, if any, then being held pursuant to the Escrow Agreement and then, if there is no Escrow Amount remaining, directly against Seller.

Section 7.3.           Third-Party Claims.

(a)           If a claim by a third party is made against an Indemnified Party with respect to which the Indemnified Party intends to seek indemnification hereunder for any Loss under this Article VII, the Indemnified Party shall promptly notify the Indemnifying Party of such claim. The Indemnifying Party shall have the obligation to conduct and control, through counsel of its choosing (but subject to the reasonable approval of the Indemnified Party), the defense of any third-party claim, action, suit or proceeding (a “Third-Party Claim”), and the Indemnifying Party may compromise or settle the same, provided that the Indemnifying Party shall give the Indemnified Party advance notice of any proposed compromise or settlement and provided further that the settlement includes a full and complete release of the Indemnified Party with respect to the Third Party Claim. No Indemnified Party may compromise or settle any Third-Party Claim for which it is seeking indemnification hereunder without the written consent of the Indemnifying Party. The Indemnifying Party shall permit the Indemnified Party to participate in, but not control, the defense of any such action or suit through counsel chosen by the Indemnified Party; provided, however, that the fees and expenses of such counsel shall be borne by the Indemnified Party.

(b)           The Parties shall cooperate in the defense or prosecution of any Third-Party Claim, with such cooperation to include (i) the retention and the provision of any records and information of the Indemnifying Party that are reasonably relevant to such Third-Party Claim, and (ii) the making available of employees on a mutually convenient basis for providing additional information and explanation of any material provided hereunder.

Section 7.4.           Losses Net of Insurance, Etc.  The amount of any Loss for which indemnification is provided under Section 7.1 shall be net of (i) any amounts recovered by the Indemnified Party pursuant to any indemnification by or indemnification agreement with any third party, (ii) any insurance proceeds or other cash receipts or sources of reimbursement received as an offset against such Loss (each Person named in subsections (i) and (ii), a “Collateral Source”), and (iii) an amount equal to the present value of the tax benefit, if any, attributable to such Loss. Indemnification under this Article VII shall not be available unless the Indemnified Party first uses commercially reasonable efforts, at the Indemnifying Party’s expense, to seek recovery from all Collateral Sources. The Indemnifying Party may require an Indemnified Party to assign the rights to seek recovery pursuant to the preceding sentence. If the amount to be netted hereunder in connection with a Collateral Source from any payment required under Section 7.1 is determined after payment by the Indemnifying Party of any amount otherwise required to be paid to an Indemnified Party pursuant to this Article VII, the Indemnified Party shall repay to the Indemnifying Party, promptly after such determination, any amount that the Indemnifying Party would not have had to pay pursuant to this Article VII had such determination been made at the time of such payment, and any excess recovery from a Collateral Source shall be applied to reduce any future payments to be made by the Indemnifying Party pursuant to Section 7.1.

Section 7.5.           Sole Remedy/Waiver.  The Parties acknowledge and agree that except in respect of claims based upon fraud or willful misconduct, following the Closing, the remedies provided for in this Agreement shall be the Parties’ sole and exclusive remedy for any misrepresentations, breach of warranties or breach of covenants contained in this Agreement. In furtherance of the foregoing, the Parties hereby waive, effective upon the occurrence of the Closing, to the fullest extent permitted by applicable Law, any and all other rights, claims and causes of action (including rights of contribution, if any), other than any such rights, claims and causes of action based upon fraud or willful misconduct, known or unknown, foreseen or unforeseen, which exist or may arise in the future, that they may have against Seller or any of its representatives, or Purchaser or any of its representatives, as the case may be, arising under or based upon any Law for any misrepresentations or breach of warranties contained in this Agreement, except that if any of the provisions of this Agreement are not performed in accordance with their respective terms or are otherwise breached, the Parties shall be entitled to specific performance of the terms thereof in addition to any other remedy at law or equity.

Section 7.6.           Purchase Price Adjustment.  Purchaser and Seller shall treat payments under this Article VII as an adjustment to the Purchase Price for all federal, state and local Tax purposes.

Section 7.7.           Limitations.  (a)       Except with respect to Losses related to Cinejour described below, the Seller’s indemnification obligation contained in this Article VII shall not apply to any claim for Losses until the aggregate of all such claims totals $25,000, in which event the Seller’s indemnification obligation shall apply from the first dollar of such Losses, subject to a maximum for all Losses in the aggregate equal to $1,800,000. The Purchaser’s indemnification obligation contained in this Article VII shall not apply to any claim for Losses until the aggregate of all such claims totals $25,000, in which event the Purchaser’s indemnification obligation shall apply from the first dollar of such Losses, subject to a maximum for all Losses in the aggregate equal to $1,800,000.  All such Claims made during the relevant survival period shall be counted in determining whether the thresholds specified above have been achieved.

(b)           The Seller’s indemnification obligation contained in this Article VII related to Losses with respect to Cinejour will not be subject to Section 7.7(a) with respect to Losses relating to Cinejour’s operations prior to the Closing Date (for instance, relating to compliance with Canadian law) and shall be subject to a maximum for all Losses in the aggregate equal to (i) $1,800,000 for the first year following the Closing Date, (ii) $1,200,000 for the second year following the Closing Date and (iii) $600,000 for the third year following the Closing Date. All such Claims made during the relevant survival period shall be counted in determining whether the thresholds specified above have been achieved.

(c)           The Seller’s obligation contained in this Article VII with respect to any Losses arising from any delays or failure to obtain consents to assignments of the Assumed Contracts shall not be subject to any limitations on Seller’s indemnification obligations set forth in this Section 7.7.

Section 7.8.           Certain Remedies.  Seller agrees that money damages would not be a sufficient remedy for any breach of Sections 5.10 or 5.11 by Seller, any of its Affiliates or any of its personnel and that in the case of such a breach Purchaser shall be entitled to seek specific performance and injunctive relief as remedies.  Such remedies shall not be the exclusive remedies for the breach, but shall be in addition to all other remedies available to Purchaser.

ARTICLE VIII
Miscellaneous Matters

Section 8.1.           Survival.  The representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing for a period of eighteen (18) months, except (i) the representations and warranties set forth in Sections 3.2, 3.3, 3.4 and 3.8 shall survive without limitation, (ii) the representations and warranties set forth in Section 3.11 shall survive until six (6) months after the expiration of all applicable statutes of limitation and (iii) all representations and warranties with respect to Cinejour shall survive for a period of three (3) years.

Section 8.2.           Notices.  Any notice or other communication required or permitted under this Agreement shall be in writing and deemed to have been duly given (i) five (5) Business Days following deposit in the mails if sent by registered or certified mail, return receipt requested, postage prepaid, (ii) when sent, if sent by facsimile transmission or other electronic transmission (such as email) and, in the case of facsimile transmission, if receipt thereof is confirmed by machine generated receipt, (iii) when delivered, if delivered personally to the intended recipient and (iv) two (2) Business Days following deposit with a nationally recognized overnight courier service, in each case addressed as follows:

To Seller:

Frederick’s of Hollywood Group Inc.
1115 Broadway
New York, New York 10010
Attention:	Marci J. Frankenthaler, General Counsel
Facsimile:	212-798-4893
Email:	marcif@fohgroup.com

With a copy (which shall not constitute notice) to:

Graubard Miller
405 Lexington Avenue, 19th Floor
New York, New York 10174
Attention:	David Alan Miller, Esq.
Facsimile:	212-818-8881
Email:	dmiller@graubard.com

To Purchaser:

Dolce Vita Intimates LLC
1000 First Street
Harrison, New Jersey 07029
Attention:	Jack Thekkekara, President
Facsimile:	(973) 482-8485
Email:	jackt@dolcevitaintimates.com

With a copy (which shall not constitute notice) to:

Hahn & Hessen LLP
488 Madison Avenue
New York, New York 10022
Attention:	James Kardon
Facsimile:	(212) 478-7250
Email:	jkardon@hahnhessen.com

Section 8.3.           Amendment; Waiver.  Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Purchaser and Seller, or in the case of a waiver, by the Party against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 8.4.           Entire Agreement.  This Agreement (including all Schedules and Exhibits) contains the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral or written, with respect to such matters.

Section 8.5.           Parties in Interest.  This Agreement shall inure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer upon any Person other than Purchaser, Seller, or their successors or permitted assigns, any rights or remedies under or by reason of this Agreement.

Section 8.6.           Public Disclosure.  No party shall make any public announcements in respect of this Agreement or the transactions contemplated herein without the consent of the other, which consent shall not unreasonably withheld or delayed; provided, however, that the Seller or its Affiliates may make one or more press releases and/or filings with the SEC on Form 8-K or other appropriate form (“Required Disclosure”) as required by law or the relevant rules of applicable trading exchanges. Each Required Disclosure shall be provided to the Purchaser prior to dissemination for Purchaser’s reasonable review and comment, and once approved by the Purchaser, the Seller may continue to make the Required Disclosure using the same or similar disclosure without prior approval. Purchaser acknowledges that it already has approved the press release to be disseminated by Seller upon execution of this Agreement.

Section 8.7.          Expenses.  Except as otherwise expressly provided in this Agreement, whether or not the transactions contemplated by this Agreement are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by the Party incurring such expenses.

Section 8.8.           Schedules.  The disclosure of any matter in any Schedule to this Agreement shall be deemed to be a disclosure for all purposes of this Agreement.

Section 8.9.           Governing Law; Jurisdiction; Waiver of Jury Trial.

(a)           This Agreement shall be governed by and construed in accordance with the Laws of the State of New York, without regard to the conflicts of law principles of such state to the extent that the application of the Laws of another jurisdiction would be required thereby.

(b)           With respect to any suit, action or proceeding relating to this Agreement (each, a “Proceeding”), each Party irrevocably (i) agrees and consents to be subject to the exclusive jurisdiction of any federal or state court sitting in New York County, New York, and (ii) waives any objection which it may have at any time to the laying of venue of any Proceeding brought in any such court, waives any claim that such Proceeding has been brought in an inconvenient forum and further waives the right to object, with respect to such Proceeding, that such court does not have any jurisdiction over such Party. The foregoing consent to jurisdiction shall not constitute general consent to service of process in the State of New York for any purpose except as provided above and shall not be deemed to confer rights on any Person other than the respective Parties to this Agreement. Each of Seller and Purchaser irrevocably agrees that service of any process, summons, notice or document by United States registered mail to such Party’s address set forth above shall be effective service of process for any action, suit or proceeding in New York with respect to any matters for which it has submitted to jurisdiction pursuant to this Section 8.9.

(c)           EACH OF PURCHASER AND SELLER HEREBY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION AS BETWEEN THE PARTIES DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR DISPUTES RELATING HERETO. EACH OF PURCHASER AND SELLER (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGE THAT IT AND THE OTHER PARTY HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.9(c).

Section 8.10.         Counterparts.  This Agreement may be executed in two or more counterparts, which may be delivered by facsimile or email attachment, each of which shall be deemed an original, and all of which taken together shall constitute one and the same agreement.

Section 8.11.         Headings.  The heading references herein and the table of contents hereto are for convenience purposes only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

Section 8.12.        No Strict Construction.  The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event any ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by all Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

Section 8.13.        Severability.  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any term or other provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid, illegal or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity, illegality or unenforceability, nor shall such invalidity, illegality or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

[signature page follows]

IN WITNESS WHEREOF, this Agreement is executed by the parties hereto on the date set forth above.

BUYER:

DOLCE VITA INTIMATES LLC

By:	/s/ Jack Thekkekara
Name:	Jack Thekkekara
Its:	Managing Member

SELLER:

FREDERICK’S OF HOLLYWOOD GROUP INC.

By:	/s/ Thomas Rende
Name:	Thomas Rende
Its:	Chief Financial Officer